UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

October 20, 2004
Date of Report (Date of earliest event reported)

FILENET CORPORATION
(Exact name of registrant as specified in its charter)

Delaware	**000-15997**	**95-3757924**
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification Number)

3565 Harbor Boulevard
Costa Mesa, California 92626
(Address of principal executive offices including zip code)

Registrant’s telephone number, including area code: **(714) 327-3400**

N/A
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02.   Disclosure of Results of Operations and Financial Condition.

On October 20, 2004, we issued a press release, which sets forth the results of our operations for the quarter ended September 30, 2004. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 9.01.   Financial Statements and Exhibits.

(c)   Exhibits

Exhibits:	Description of Document
99.1	Press Release dated October 20, 2004.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

FILENET CORPORATION

Date: October 20, 2004

By: */s/ Sam M. Auriemma*
Name: Sam M. Auriemma
Title: Senior Vice President and
          Chief Financial Officer

EXHIBIT INDEX

Exhibits:	Description of Document
99.1	Press Release dated October 20, 2004.

EXHIBIT 99.1



FOR IMMEDIATE RELEASE

FileNet Reports Third Quarter 2004 Results

COSTA MESA, Calif.—**October 20, 2004**—FileNet Corporation (Nasdaq: FILE), a leading provider of Enterprise Content Management (ECM) solutions, today announced financial results for its third quarter ended September 30, 2004.

Total revenues for the third quarter of 2004 were $96.5 million compared to total revenues of $89.4 million for the same period in 2003 and $94.1 million for the second quarter of 2004. Software revenues for the third quarter of 2004 were $35.4 million compared to $35.3 million for the same period in 2003 and $32.7 million for the second quarter of 2004. Net income was $6.4 million in the third quarter of 2004, compared to net income of $2.5 million in the third quarter of 2003 and $2.2 million in the second quarter of 2004. Earnings per basic and diluted share were $0.16 for the third quarter of 2004, compared to earnings per basic and diluted share of $0.07 and $0.06, respectively, for the third quarter of 2003. For the second quarter of 2004, earnings per basic and diluted share were $0.06 and $0.05, respectively.

"We are pleased with our financial results - exceeding last year's third quarter revenue and earnings," said Lee Roberts, chairman and CEO of FileNet. "During the quarter, we added to the strength and breadth of our integrated ECM offerings with the latest version of our FileNet P8 platform, 3.0, and delivered our Department of Defense certified Records Manager suite designed to help our customers address their most challenging regulatory compliance issues."

Quarterly Conference Call with Management – October 20, 2004
Lee Roberts, Chairman and Chief Executive Officer, and Sam Auriemma, Chief Financial Officer, will host a conference call for investors at 7:00 a.m. pacific time today.

The call and presentation will be broadcast live over the Internet. To listen to the event via the Internet, please follow the instructions that will be available on the investor relations' section of FileNet's Web site at http://www.filenet.com. A replay of the Web cast will be available for an extended period of time.

Alternatively, to listen to the call live, dial (800) 901-5226. The conference call ID number for the call is 64144282.   A replay of the call will be available from approximately 10:00 a.m. PT on October 20 through midnight PT on October 27. To listen to the replay, dial (888) 286-8010. The conference call ID number for the replay is 62620914.

About FileNet

FileNet Corporation helps organizations make better decisions by managing the content and processes that drive their business. FileNet's Enterprise Content Management (ECM) solutions allow customers to build and sustain competitive advantage by managing content throughout their organizations, automating and streamlining their business processes, and providing the full spectrum of connectivity needed to simplify their critical and everyday decision-making.

FileNet ECM solutions deliver a comprehensive set of capabilities that integrate with existing information systems to provide cost-effective solutions that solve real-world business problems.

Since the Company's founding in 1982, more than 4,000 organizations, including more than three quarters of the *Fortune 100*, have taken advantage of FileNet solutions for help in managing their mission-critical content and processes.

Headquartered in Costa Mesa, Calif., the Company markets its innovative ECM solutions in more than 90 countries through its own global sales, professional services and support organizations, as well as via its ValueNet® Partner network of resellers, system integrators and application developers.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995: This release contains forward-looking statements that are based on our current expectations, estimates and projections about our industry, management's beliefs and certain assumptions made by us. Words such as "anticipates," "expects," "intends," "plans," "believes," "seeks," "estimates," "may," "will" and variations of these words or similar expressions are intended to identify forward-looking statements. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. These statements are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions that are difficult to predict. Therefore, our actual results could differ materially and adversely from those expressed in any forward-looking statements as a result of various factors.

Important factors that may cause such a difference for FileNet include, but are not limited to, the volume of our sales and pricing concessions on volume sales; our ability to specify, develop or acquire, complete, introduce, market, distribute and gain market acceptance for new products and technologies in a timely manner; the mix of products and services sold by us; the timing, rescheduling or cancellation of significant customer orders; the loss of a key customer; our ability to control expenses; announcements of technological innovations, new products or product enhancements by the company or its competitors; the emerging nature of the Enterprise Content Management market; key management changes; changes in joint marketing and development programs; developments relating to patents or other intellectual property rights or disputes; changing relationships with customers, distributors, suppliers and strategic partners; potential contractual or employment issues; our ability to integrate acquired businesses; and general conditions in the worldwide economy and the software/technology sector and other factors. Our Annual Report on Form 10-K, recent Quarterly Reports on Form 10-Q, recent Current Reports on Forms 8-K and other Securities and Exchange Commission filings discuss some of the important risk factors that may affect our business, results of operations and financial condition. We undertake no obligation to revise or update publicly any forward-looking statements for any reason.

Note to editors: FileNet and ValueNet are registered trademarks of FileNet Corporation. All other company or product names referenced in this release may be trademarks or registered trademarks of their respective owners.

# # #

Investor Contact:

Greg Witter, Director, Investor Relations
FileNet Corporation
Phone: 714-327-3405
Email: gwitter@filenet.com

Media Contact:

Tom Hennessey, Director, Corporate Communications
FileNet Corporation
Phone: 714-327-5050
Email: thennessey@filenet.com

FILENET CORPORATION
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share data)

	Quarter Ended September 30,		Nine Months Ended September 30,	
	2004	2003	2004	2003
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Revenue:				
Software	$ 35,447	$ 35,320	$ 109,475	$ 104,397
Service	61,041	54,069	180,597	159,158
Total revenue	96,488	89,389	290,072	263,555
Costs:				
Cost of software revenue	3,835	3,800	10,486	10,416
Cost of service revenue	21,295	21,073	63,521	63,027
Total cost of revenue	25,130	24,873	74,007	73,443
Gross profit	71,358	64,516	216,065	190,112
Operating expenses:				
Sales & Marketing	36,674	34,405	117,433	103,660
Research and development	19,664	19,049	59,469	58,031
General and administrative	8,509	8,241	27,136	24,393
Total operating expenses	64,847	61,695	204,038	186,084
Operating income	6,511	2,821	12,027	4,028
Other income, net	1,245	632	3,238	3,297
Income before income taxes	7,756	3,453	15,265	7,325
Provision for income taxes	1,396	967	2,748	2,051
Net income	$ 6,360	$ 2,486	$ 12,517	$ 5,274
Earnings per share:				
Basic	$ 0.16	$ 0.07	$ 0.32	$ 0.15
Diluted	$ 0.16	$ 0.06	$ 0.31	$ 0.14
Weighted average shares outstanding:				
Basic	39,284	36,588	38,806	36,234
Diluted	40,495	38,494	40,793	37,471

Note:
Certain reclassifications have been made to prior-years' balances to conform to the current year's presentation.

FILENET CORPORATION
CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands)

	September 30, 2004 (Unaudited)		December 31, 2003 (Unaudited)	
ASSETS				
Current assets:				
Cash and cash equivalents	$	211,771	$	203,305
Short-term investments		75,200		32,286
Accounts receivable, net		41,462		38,096
Prepaid expenses and other assets		12,128		13,174
Deferred income taxes		3,551		3,551
Total current assets		344,112		290,412
Property, net		23,369		26,922
Long-term investments		15,883		12,672
Goodwill		26,184		26,170
Intangible assets, net		6,455		7,979
Deferred income taxes		23,081		23,001
Other assets		2,894		4,692
Total assets	$	441,978	$	391,848
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current liabilities:				
Accounts payable	$	7,931	$	11,006
Customer deposits/advances		5,843		5,217
Accrued compensation and benefits		29,036		27,648
Unearned maintenance revenue		56,154		40,691
Other accrued liabilities		17,176		16,524
Total current liabilities		116,140		101,086
Other Liabilities and unearned maintenance revenue		2,991		1,614
Total liabilities		119,131		102,700
Stockholders' equity		322,847		289,148
Total liabilities and stockholders' equity	$	441,978	$	391,848